Exhibit 99.1

Pony AI Inc. Announces Voluntary Extended Lock-Ups by Founders

Pony AI Inc. Announces Voluntary Extended Lock-Ups by Founders

Extended lock-ups cover approximately 22.9% of total outstanding ordinary shares

SHANGHAI, China, May 14, 2025 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced that Dr. Jun Peng, Chairman of the Board, Co-founder, and CEO, and Dr. Tiancheng Lou, Co-founder and CTO, have each entered into voluntary extended lock-up agreements (the "Extended Lock-Ups"). These agreements cover all shares of the Company’s share capital or securities convertible into, exchangeable, or exercisable for any shares of the Company’s share capital directly or indirectly owned by the co-founders for a period of 540 days starting from May 25, 2025, the expiration date of the Company’s initial public offering lock-up period.

The Extended Lock-Ups cover a total of 110,828 Class A ordinary shares and 81,088,770 Class B ordinary shares, representing approximately 22.9% of the Company’s total issued and outstanding ordinary shares as of the date of this announcement.

“These voluntary extended lock-up agreements demonstrate our confidence in Pony.ai’s vision and the execution of our growth strategy,” commented Dr. James Peng, Co-founder and CEO of Pony.ai. “At this critical stage of scaling up our Robotaxi production and deployment, we believe this commitment will further reinforce long-term shareholder confidence and support sustainable value creation.”

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: http://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Media Relations

Email: media@pony.ai

Christensen Advisory

Email: pony@christensencomms.com